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Securities and Exchange Commission
Trading and Markets
MAR 04 2019
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-05761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04.01.18 AND ENDING 12.31.18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hutchinson, Shockey, Erley & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy L. Meier 312.443.1560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nancy L. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/CCO

Title

Notary Public

JOANNE DOERNER
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 20, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON, SHOCKEY, ERLEY & CO. AND SUBSIDIARY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

Public Pursuant to SEC Rule 17a-5(e)(3)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Hutchinson, Shockey, Erley & Co.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and its subsidiary (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, One North Wacker Drive, Chicago, IL 60606
T: (312) 298-2000, F: (312) 298-2001, www.pwc.com/us

HUTCHINSON, SHOCKEY, ERLEY & CO. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash	$ 986,882
Securities owned - at fair value	23,353,403
Accrued interest receivable	293,152
Receivables from broker-dealers	1,315,825
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,904,395	391,681
Trade receivables	367,829
Other assets	1,832,289
TOTAL ASSETS	$ 28,541,061

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 3,368,376
Total liabilities	$ 3,368,376
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)	
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value - 1,000 shares authorized; 100 shares issued and outstanding	$ 100
Paid-in capital	14,111,687
Retained earnings	11,060,898
Total shareholder's equity	$ 25,172,685
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 28,541,061

The accompanying notes are an integral part of the consolidated financial statement.

1. ORGANIZATION AND BUSINESS

Principles of consolidation — The consolidated financial statements include the accounts and results of Hutchinson, Shockey, Erley & Co. (HSE) and its formerly wholly owned subsidiary, HSE Leasing, LLC (collectively, HSE or the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Description of business — HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). On August 9, 2018, HSE and Huntington Bancshares Incorporated (HBI) executed a merger agreement pursuant to which HSE agreed to be acquired by, and become a wholly-owned subsidiary of HBI. On October 1, 2018 the merger was completed. Under the terms of the merger agreement, each share of HSE common stock that was issued and outstanding prior to the merger was automatically cancelled and ceased to exist and each shareholder became entitled to receive a pro-rata portion of the merger consideration. Subsequent to the merger, the financial year end of HSE was changed from March 31 to December 31 to align itself with HBI.

HSE deals in fixed income municipal debt securities as either an underwriter or broker and clears all transactions through Pershing, LLC (Pershing). HSE does not hold customer funds or securities. Pershing clears HSE's securities transactions and carries the accounts on a fully disclosed basis.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC was dissolved on October 23, 2018. HSE Leasing, LLC did not conduct any broker-dealer business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying consolidated financial statements include the accounts of HSE and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes fees from investment banking and municipal advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities transactions - HSE's securities transactions and related revenues and expenses are recorded at fair value on trade-date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in receivables from broker-dealers on the Consolidated Statement of Financial Condition.

Underwriting fees – The Company underwrites securities for state and local governmental entities that want to raise funds through a sale of municipal securities. Revenues are earned from fees arising from municipal securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the municipal securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for municipal securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Cash – Cash consists primarily of cash in banks and on deposit with HNB, which are readily convertible to known amounts of cash without prior notice or penalty.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HSE accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. As of December 31, 2018, there were no unrecognized tax benefits. HSE does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HSE's financial instruments, such as cash and securities owned, are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3 for more information regarding fair value measurements.

Deferred rent obligation – Base rentals due under the office lease agreement, net of rental incentives received, are recognized as rental expense on a straight-line basis over the term of the lease, which varies from the actual periodic payments required under the lease agreement resulting in a deferred rent obligation. The deferred rent obligation, which is included in accrued expenses and other liabilities, is amortized over the term of the lease as a reduction of rental expense. The deferred rent obligation consists of free monthly rent and leasehold improvement incentives.

Share-based compensation — In connection with the merger discussed above, certain employees of HSE were granted the right to participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBI stock (HBAN) granted to employees under the restricted share plan. Stock compensation costs are recognized prospectively for all new awards granted under these plans. HSE's allocation of this expense is reflective of share-based compensation activity related to HSE employees. Share-based compensation is recorded in personnel expenses in the accompanying Consolidated Statement of Operations and as share-based compensation in the accompanying Consolidated Statement of Changes in Shareholder's Equity.

Postretirement benefits — In connection with the merger discussed above, eligible employees of HSE were granted the right to participate in the employee benefit programs of HBI. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees including those of HSE after the date of the merger. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

Recent accounting pronouncements — In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. The effective date was deferred for all entities by one year with the issuance of ASU 2015-14, *Revenue from Contracts with Customers – Deferral of the Effective Date*. The ASU is effective for periods beginning after December 15, 2017. The Company adopted the provisions of this guidance as of April 1, 2018. The update did not have a material impact on HSE's Consolidated Financial Statements. The Company's

accounting policies did not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company.

3. SECURITIES OWNED

Pershing loans the Company money to purchase securities owned. Interest is paid to Pershing based on the daily outstanding balance owed to Pershing and is disclosed on the Consolidated Statement of Operations as interest expense. See Note 5 for more information regarding the Pershing financing arrangement.

A summary of HSE's securities owned, measured at fair value on a recurring basis, as of December 31, 2018, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
State and municipal government	$ -	$ 23,353,403	$ 23,353,403
Futures contracts	-	-	-
Total	$ -	$ 23,353,403	$ 23,353,403

HSE follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — The Company's valuation of its municipal bond inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices and classified as Level 1 in the fair value hierarchy. Exchange-traded futures contracts are settled at market daily and all futures contracts are traded on the Chicago Board of Trade (CBOT). HSE did not have any securities classified as Level 3 at December 31, 2018.

The Company assesses the levels of the investments at each measurement date. There were no transfers among Levels 1, 2, and 3 during the nine months ended December 31, 2018.

4. DERIVATIVE INSTRUMENTS

The Company's derivative activities are limited to interest rate futures contracts to economically mitigate the interest rate exposure of the underwriting securities owned. These derivative contracts are included in the Consolidated Statement of Financial Condition as receivables from broker-dealer measured at fair value and the related net gain/loss associated with these derivatives is recorded in underwriting revenues on the Consolidated Statement of Operations. The Company does not utilize and does not consider any derivative instruments, as or to be, hedging instruments as those terms are defined under GAAP. For the nine months ended December 31, 2018, the Company entered into derivative contracts resulting in a net loss of $202,203, which is included in net underwriting revenues on the Consolidated Statement of Operations.

The following table shows the notional amounts of the of the Company's outstanding derivative instruments for the nine months ended December 31, 2018:

	Notional Amount
Instruments not designated as accounting hedges:	
Treasury futures contracts	
MAR 19 10 YR T-NOTE	$ 2,000,000
MAR 19 5 YR T-NOTE	2,500,000
MAR 19 2 YR T-NOTE	6,000,000
	$ 10,500,000

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALER

Amounts receivable from and payable to broker-dealer at December 31, 2018, consist of the following:

	Receivable	Payable
Deposit at clearing broker	$ 255,774	$ -
Receivables from broker-dealers, net	949,217	-
Due from / to clearing broker	-	5,082,508
Net receivable from clearing broker for unsettled securities transactions	5,193,342	-
	$ 6,398,333	$ 5,082,508

Under the Company's clearing agreement all securities are held by and cleared through Pershing. The Company has also established an arrangement to obtain financing from Pershing related to all of its trading activity. Financing under this arrangement is secured by trading securities. For the nine

months ended December 31, 2018, the average and maximum interest rate charged was 3.058 percent and 3.353 percent, respectively. The interest rate on December 31, 2018 was 3.349 percent and the balance due to Pershing was $5,082,508 which is included in receivables from broker-dealers on the Consolidated Statement of Financial Condition.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements and financial instruments may be rehypothecated by the counterparties.

6. LEASE AGREEMENTS

The Company has operating lease agreements covering its office space in Chicago, Milwaukee, Houston, St. Clair Shores, Denver and Phoenix.

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at December 31, 2018, are approximately as listed below:

Year Ending December 31	Minimum Lease Payments
2019	$ 394,000
2020	346,000
2021	345,000
2022	277,000
2023	285,000
Thereafter	1,726,000
	$ 3,373,000

Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition include a deferred rent obligation of $578,929 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

7. INCOME TAXES

Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

On October 1, 2018, HSE was acquired by HBI. HSE is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on

the basis of separate return computations. HSE is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HSE provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HSE files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. For federal income tax, the statute of limitations remains open for tax years 2015 (March 31, 2016), 2016 (March 31, 2017,) and 2017 (March 31,2018). For state jurisdictions, the statute of limitations remains open for tax years 2014 (March 31, 2015) through 2017 (March 31,2018).

Federal and state income taxes paid, net of refunds, by HSE to/from the taxpaying entity during the nine-month period ended December 31, 2018 were $96,258 net payments.

The deferred tax asset is recorded in the Consolidated Statement of Financial Condition in other assets. The significant components of deferred tax assets and liabilities at December 31, 2018 were as follows:

Deferred tax assets:	
Other employee benefits	$ 428,875
Deferred rent	125,595
Premises and equipment	96,159
Other	20,432
Total deferred tax assets	$ 671,061
Deferred tax liabilities:	
State income taxes	$ 25,779
Other	8,305
Total deferred tax liabilities	$ 34,084
Net deferred tax assets	$ 636,977

HSE accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2018, there were no unrecognized tax benefits. HSE does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

HSE recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2018, and no amounts accrued at December 31, 2018.

8. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share-based compensation plans which provide for the granting of restricted stock units and other awards to officers, directors, and other employees of the Company. Compensation costs are included in Personnel expense on the Consolidated Statement of Operations.

Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

Restricted stock units vest only if the recipient satisfies the service-based vesting requirements. The recipients restricted stock units vest ratably over four years but are subject to forfeiture if the recipient fails to satisfy the vesting conditions. There were no forfeitures for the nine months ended December 31, 2018.

As of December 31, 2018, the total unrecognized compensation cost related to nonvested awards was $2,703,572. Share-based compensation is recorded as a capital contribution from HBI.

9. BENEFIT PLANS

The Company maintained a defined contribution and profit-sharing plan for qualified employees prior to the acquisition. The Company made matching contributions and could elect to make discretionary profit-sharing contributions based upon pro rata compensation of all benefiting participants. Subsequent to the acquisition, HSE terminated its defined contribution and profit-sharing plan and moved to the plan maintained by HBI. For the nine months ended December 31, 2018, there were no profit-sharing contributions.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer activities: Securities transaction are introduced, custodied, and cleared through the Company's clearing broker, Pershing. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

11. RELATED-PARTY TRANSACTIONS

Cash in the amount of $765,315 was held in HNB deposit accounts at December 31, 2018, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

HBI and related entities, pursuant to the master interaffiliate services agreement, provide certain operational and administrative support, which includes occupancy and equipment, to HSE. Allocated costs are based on an internal methodology. Payable to affiliate of $257,078 as of December 31, 2018 consists of all amounts related to inter-affiliate activity and are included in the Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

As discussed in Note 8 and Note 9 respectively, HSE employees participate in the HBI share-based compensation plan and the HBI 401(k) plan.

12. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1, HSE is required to maintain minimum net capital as defined under such rule. At December 31, 2018, HSE had regulatory net capital of $21,396,241 or an excess of $21,171,683 over required net capital of $224,558. In

addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2018, the ratio of aggregate indebtedness to net capital was 16%.

The Company operates under the provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e).

13. COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated statements of financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 1, 2019, which is the issuance date of the financial statements, and made the determination that no other events occurred subsequent to December 31, 2018 that would require disclosure in or would be required to be recognized in the financial statements.